

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
1601 Utica Avenue South, Suite 900
St. Louis Park, Minnesota 55416

      Re: Two Harbors Investment Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          File No. 001-34506

Dear Mary Riskey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction